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Growth Strategies

We plan on succeeding in this marketplace through two growth strategies. First, we will continue to aggressively introduce new features and functions through our research and development efforts in order to expand our customer base through internal or organic growth. Second, we will continue to pursue strategic acquisitions in which the company will gain technologies, products, distribution networks, or skill sets and expertise the company does not currently have and/or that would take too long to develop internally.

We will continue to make marketing and sales investments to expand the reseller network, domestically and internationally, as we believe this network is key to our long-term success and critical to creating a strong and vibrant presence in the marketplace.

The coming year holds a number of challenges as we continue to grow and move the company forward. We will need to continue attracting the types of management and personnel who have a passion to succeed. We need to continue being first to market with innovative, superior products and services. We will need to finalize the Apexx acquisition and integrate the remaining functions into the eSoft operations. Finally, we need to continue growing our revenue while managing our expenses. We look forward to successfully addressing these challenges during what we believe will be an exciting and prosperous 1999.

On behalf of the Board of Directors, I would like to thank you, our employees, customers, and shareholders for your continued support.



Sincerely,


/s/ Jeffrey J. Finn

Jeffrey J. Finn
President and CEO
eSoft, Inc.